EXHIBIT (a)(5)(iv)

                 ANI ANNOUNCES TENDER OFFER TO REPURCHASE STOCK

               WILL BUY UP TO 1,058,823 SHARES UNDER TENDER OFFER

     Denver, CO (July 26, 2005) -- Advanced Nutraceuticals, Inc.
(Over-The-Counter Bulletin Board: ANII.OB) today announced that it has commenced a tender offer to purchase up to 1,058,823 shares of its outstanding common stock at a price per share of $4.25 from stockholders of record as of the close of business on July 27, 2005. As of July 22, 2005, ANI had approximately 5,483,998 shares outstanding.

     ANI's Board of Directors believes that the tender offer is a prudent use of the Company's financial resources, and that investing in its own shares is an attractive use of capital and an efficient means to provide value to ANI stockholders. The tender offer will provide increased liquidity to holders of shares and the opportunity for holders to sell shares without the usual transaction costs associated with open market sales.

     The closing price of ANI's common stock on the OTC Bulletin Board on July 25, 2005, which was the last trading day prior to the commencement of the offer, was $3.51 per share. The average closing price over the past 30 days was $4.03. ANI anticipates that it will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, by borrowing up to $4,500,000 under its secured credit facility prior to the expiration of the tender offer.

     The tender offer will expire at 5:00 p.m. New York City time, August 25, 2005, unless extended by ANI. Tenders of shares must be made on or prior to the expiration of the tender offer and shares may be withdrawn at any time on or prior to the expiration of the tender offer.

     Under the tender offer, stockholders of record of ANI common stock as of the close of business on July 27, 2005 will be invited to sell their shares to the Company, at the set price of $4.25 per share. If more than the maximum number of shares sought is tendered, tendering stockholders owning fewer than 100 shares will have their shares purchased first without proration, and all other shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase. Stockholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, as promptly as practicable after the expiration of the tender offer. Stockholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer. The offer is not contingent upon any minimum number of shares being tendered.

     Gregory Pusey, President, stated: "The operations of ANI continue to generate strong cash flow. We have the resources to support and fund our operating and expansion needs as well as the cash flow to buy back these shares. With this offer to buy back approximately 19% of the outstanding shares, this will provide liquidity to stockholders who wish to sell, and it will be accretive to remaining stockholders."


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     ANI's transfer agent, Corporate Stock Transfer, is the depositary. The
Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered stockholders and will also be made available for distribution to beneficial owners of ANI common stock. Questions related to the offer and requests for copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to (303) 282-4800.

     Neither ANI nor its Board of Directors or the depositary is making any recommendation whether stockholders should tender or refrain from tendering their shares. ANI is not making a recommendation as to whether stockholders should tender shares into the offer because it believes that stockholders should make their own decisions based on their views as to the value of ANI's shares and its prospects, as well as stockholders' liquidity needs, investment objectives and other individual considerations. Stockholders must decide whether to tender their shares and, if so, how many shares to tender. Stockholders should discuss whether to tender their shares with their broker or other financial or tax advisor. ANI's directors and executive officers have advised ANI that they do not intend to tender any shares in the offer.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of ANI's common stock. The solicitation of offers to buy ANI's common stock will only be made pursuant to the Offer to Purchase and related materials that ANI will be distributing to its stockholders. Stockholders are urged to read ANI's Tender Offer Statement on Schedule TO filed with the SEC in connection with the tender offer, which includes as exhibits, the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and stockholders may obtain them free of charge from the SEC at the SEC's Website (http://www.sec.gov/).

     ANI is a private label contract manufacturer of vitamins and supplements. Through its wholly-owned subsidiary, Bactolac Pharmaceutical, Inc., ANI formulate, manufacture, coat and package encapsulated and compressed tablets, powder blended vitamins and related nutritional supplements.

For additional information contact:

Jeff McGonegal (303) 475-3786 (Email: jmcgonegal@anii.cc) or
Gregory Pusey (303) 722-4008 (Email: gpusey@anii.cc)

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This press release includes "forward looking statements" as defined by the
Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical fact, included in the press release that address activities, events or developments that the Company believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions made based on experience, expected future developments and other factors the Company believes are appropriate under the


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circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance. Actual results or developments may differ materially from those projected in the forward-looking statements as a result of many factors, including adverse changes in market conditions, fluctuations in sales volumes and problems in collecting receivables. Furthermore, the Company does not intend (and is not obligated) to update publicly any forward-looking statements. The contents of this release should be considered in conjunction with the warnings and cautionary statements contained in the Company's recent filings with the SEC.













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